

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2014

<u>Via E-mail</u>
John Wilson
Chief Executive Officer
Sprott Physical Gold Trust
Suite 2700, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
Canada, M5J 2J1

> **Re: Sprott Physical Gold Trust**
> **Form 40-F for fiscal year ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 001-34638**
>
> **Sprott Physical Silver Trust**
> **Form 40-F for fiscal year ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 001-34628**

Dear Mr. Wilson:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Kristina Aberg

                                        Kristina Aberg
                                        Attorney-Advisor